

April 16, 2014

Via E-mail
Mr. Richard A. Silfen, Esq.
Executive Vice President and General Counsel
American Realty Capital Properties, Inc.
405 Park Avenue, 12th Floor
New York, New York 10022

> **Re: Cole Credit Property Trust, Inc.**
> **Amendment No. 2 to Schedule 13E-3 and Schedule TO**
> **Filed by American Realty Capital Properties, Inc. et al.**
> **Filed April 14, 2014**
> **File No. 005-81912**

Dear Mr. Silfen:

We have reviewed your filing and have the following comments.

General

1.   Please advise why you appear to have twice filed Amendment No. 2 to your schedule.

2.   We reissue prior comment 1. The required legend must be included in disclosure material disseminated to security holders. See instruction 1 to Rule 13e-3(e)(1).

3.   We reissue the following portions of prior comment 2, relating to the noted items of Regulation M-A:

- Please make the disclosures required by Item 1003(c)(3) and (4) with respect to ARCP and Merger Sub, the entities. Current disclosure on Schedule I relates only to the relevant natural persons. See Item 3 of Schedule TO and Item 1003(b) of Regulation M-A.
- Please make the disclosures required by the last two sentences of Item 1007(b), regarding alternative financing arrangements or plans. We note in particular the reference to "other debt and equity sources."
- Please make the disclosures required by Instruction 3 to Item 1013. The fact that the filing persons are increasing their interest in the noted measures from near zero to 100% would appear to be material, as would the dollar amounts of these increases.

4.   We note your response to prior comment 3 and do not concur in your conclusion regarding dissemination. For instance, Item 13 of Schedule 13E-3 provides that summarized financial information may be disseminated in certain circumstances, instead of the financial information required by Item 1010 of Regulation M-A, but the disclosure document does not appear to include even summary financial information regarding the subject company. Please disseminate this information to security holders, which may be in the form of a supplement to the offering document.

The appraisal and other information in the context of determining estimated per share value of CCPT common stock, page 10

5.   We note your response to prior comment 5. If the filing persons did not consider liquidation values, please advise why disclosure regarding this analysis appears in the offering document, and disclose why the filing persons did not consider this analysis. See Instruction 2(v) to Item 1014 of Regulation M-A and Questions 20 and 21 of SEC Release 34-17719 (April 13, 1981). Please also provide quantified disclosure of the liquidation analysis performed by the advisor, to the extent developed, including "broker costs, loan assumption costs and fees and potential loan prepayment costs," as well as "the potential impact of these transaction costs on the net proceeds to be received by CCPT stockholders in a liquidity transaction." Please also disclose whether the advisor determined an actual liquidation value for the company, and if so, disclose this value. Finally, please clarify the last sentence of the third paragraph on page 11.

6.   Please ensure that all pages of the appraisal now filed as an exhibit to the Schedule 13E-3 are legible.

Methodology, page 11

7.   We note your response to prior comment 8. Please disclose the forecasts or other projections that are materially related to the Rule 13e-3 transaction, instead of merely referring to the appraisal filed as an exhibit.

Merger Agreement, page 16

8.   We reissue prior comment 11. Disclosure continues to state that the representations and warranties in the merger agreement were made solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Steven L. Lichtenfeld, Esq.
       Proskauer Rose LLP